UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Table of Contents

Items:

1.	Other news

OTHER NEWS

Subject	:	Disclosure under the Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian Stock exchanges:

ICICI Lombard General Insurance Company Limited (‘ICICI Lombard’), subsidiary of ICICI Bank Limited (‘Bank’) has, vide an email received by the Bank today at 12:17 a.m., informed us regarding disclosures filed by it with the Stock Exchanges in respect of three Orders from the Office of the Deputy Commissioner of Income-Tax, Central Circle 5(3), Mumbai.

The details of the Order as required under Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 read with SEBI Master Circular dated November 11, 2024 and with the Industry Standard Note on Regulation 30 have been provided by ICICI Lombard in its disclosure.

The disclosures filed by ICICI Lombard with BSE Limited and National Stock Exchange of India Limited are available at www.bseindia.com and www.nseindia.com respectively.

We request you to take the same on record.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: 022- 4008 8900 Email:companysecretary@icicibank.com Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date	: April 1, 2025	By:	/s/ Prachiti Lalingkar
			Name :	Prachiti Lalingkar
			Title :	Company Secretary